PARADIGM MEDICAL INDUSTRIES, INC.
                              2355 South 1070 West
                           Salt Lake City, Utah 84119
                                 (801) 977-8970




                                                  January 6, 2005




VIA EDGAR
---------

Securities and Exchange Commission
450 Fifth Street, N.W.
Judicial Plaza
Washington, D.C. 20549

Attn:    Thomas A. Jones
         Senior Attorney

         Re:    Paradigm Medical Industries, Inc.
                Application for Withdrawal of Registration Statement on Form S-3 Commission File No. 333-103061

Ladies and Gentlemen:

         Paradigm Medical Industries, Inc., a Delaware corporation (the "Registrant"), hereby requests pursuant to Rule 477(a) of the Securities Act of 1933, as amended, that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of the Registrant's Amendment No. 1 to the
Registration Statement No. 333-103061, which was previously filed with the Commission on April 22, 2004, on Form S-3, together with any exhibits filed thereto (the "Amendment").

         The  Amendment  was  filed  as  a   post-effective   amendment  to  the
Registration Statement to register for resale shares of Registrant's common stock for certain shareholders, optionholders and warrantholders. The Registrant has determined that a post-effective amendment on Form SB-2 should be used to amend the Form S-3 because Registrant does not meet the requirements for utilizing a Form S-3. For this reason, Registrant requests for the withdrawal of the Amendment.

         No securities of Registrant have been sold in connection with the filing of the Amendment. Registrant intends to amend the Registration Statement by filing a post-effective amendment on Form SB-2.

         Please direct any questions or comments regarding this filing to the undersigned at (801) 977-8970 or Randall A. Mackey, Esq. at (801) 575-5000.

                                  PARADIGM MEDICAL INDUSTRIES, INC.



                                  By:   /s/ John Y. Yoon
                                      ----------------------------------------
                                         John Y. Yoon
                                         President and Chief Executive Officer